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FIRM / AFFILIATE OFFICES
September 21, 2021 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-6010	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Attention:      Effie Simpson

                      Martin James

                      Geoff Kruczek

                      Jay Ingram

Re:	Brilliant Earth Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 14, 2021
File No. 333-259164

Ladies and Gentlemen:

On behalf of Brilliant Earth Group, Inc. (the “Company”), we are providing this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated September 21, 2021 with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). This letter is being submitted together with an amendment to the Registration Statement (“Amendment No. 2”), which has been revised to reflect the Company’s responses to the Staff’s comments and certain other updates. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, by electronic mail, a copy of this letter and a marked copy of Amendment No. 2 that reflect changes made to the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2.

Forum Selection, page 191

1.

Your disclosure here and on pages 75-76 indicate that the forum selection provision does not apply to claims arising under the Exchange Act. However, Exhibit 3.2 contains no such limitation. Please revise Exhibit 3.2 so that it is consistent with your disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 15 of Exhibit 3.2.

* * *

September 21, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3060 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese
Tad J. Freese of LATHAM & WATKINS LLP

cc:	(via email)
Alex K. Grab, Esq., General Counsel, Brilliant Earth Group, Inc.
Haim Zaltzman, Esq., Latham & Watkins LLP
Kristen Grannis, Esq., Latham & Watkins LLP
Benjamin J. Cohen, Esq., Latham & Watkins LLP
Shane Tintle, Esq., Davis Polk & Wardwell LLP
Roshni Cariello Banker, Esq., Davis Polk & Wardwell LLP